Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:
Name and Address of Company

Denison Mines Corp. (“Denison” or the “Company”)
1100 – 40 University Avenue
Toronto, ON M5J 1T1

Item 2:
Dates of Material Change

June 14, 2021

Item 3:
News Release

A news release announcing the material change was disseminated on June 15, 2021 through the facilities of CNW Group (Cision), a copy of which have been filed under Denison’s profile on SEDAR.

Item 4:
Summary of Material Change

On June 15, 2021, Denison announced that it has entered into a binding agreement (the “Agreement”) to acquire 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”) from UEX Corporation (“UEX”), for cash consideration of $20.5 million, following UEX’s expected acquisition of JCU from Overseas Uranium Resources Development Co., Ltd. (“OURD”).

Item 5:
Full Description of Material Change

5.1 Full Description of Material Change
On June 15, 2021, Denison announced that it has entered into the Agreement to acquire 50% ownership of JCU from UEX, for cash consideration of $20.5 million, following UEX’s expected acquisition of JCU from OURD.

UEX has entered into an amended purchase agreement with OURD (“OURD Agreement”) to acquire 100% ownership of JCU, a wholly owned subsidiary of OURD, for cash consideration of $41 million.

JCU holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% owned Wheeler River project, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8123% interest in the Kiggavik project (Orano Canada Inc. 66.1877%), and a 34.4508% interest in the Christie Lake project (UEX 65.5492%).

The key terms of the Agreement are outlined below:

●
Denison agrees to provide UEX with an interest-free three-month term loan of up to $41 million (the “Term Loan”) to facilitate UEX’s payment of the $41 million purchase price to OURD for the purchase of 100% of the shares of JCU pursuant to the OURD Agreement.

●
$20.5 million of the amount drawn under the Term Loan will be deemed repaid to Denison by UEX on the transfer of 50% of the JCU shares to Denison immediately following the closing of the OURD Agreement and the acquisition of the JCU shares by UEX.

●
UEX may extend the Term Loan by an additional three months, in which case interest will be charged at a rate of 4% from the date of the initial advance under the Term Loan until maturity.

●
All of the shares of JCU owned by UEX will be held by Denison as security against the Term Loan pursuant to a pledge agreement until the Term Loan is repaid in full.

●
The Term Loan is subject to certain customary terms and conditions and contains standard events of default that protect Denison.

●
Denison and UEX agree to enter into a shareholders’ agreement governing the relationship of Denison and UEX with respect to the future management of JCU (“Shareholders’ Agreement”).

●
The Shareholders’ Agreement shall include various provisions regarding future funding and dilution, as well as resolution of deadlock situations and protections of minority interests in relation to specific business matters that will require 66.67% or unanimous support from then JCU shareholders.

●
The Agreement is subject to certain conditions precedent, including the completion of the acquisition of the JCU shares by UEX, pursuant to the OURD Agreement.

●
Should the OURD Agreement be terminated, each of Denison and UEX have agreed to provide the other party with the opportunity to participate on a 50/50 basis in subsequent offers made in relation to an alternative acquisition of JCU.

●
UEX and Denison have certain termination rights, including those in favour of Denison if the OURD Agreement is not completed by September 30, 2021.

The transaction is expected to close on or before August 3, 2021.

5.2 Disclosure of Restructuring Transactions
Not applicable

Item 6:
Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7:

Omitted Information

Not applicable

Item 8:
Executive Officer

For further information, please contact David Cates, President & Chief Executive Officer, at (416) 979-1991 Ext. 362.

Item 9:
Date of Report

June 24, 2021

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this material change report constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and / or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this report contains forward-looking information pertaining to the following: the terms of the Agreement and the OURD Agreement, including the conditions and other rights and obligations of the parties and the expectation that UEX, OURD and Denison will be able to complete the transactions described herein and therein; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the conditions to the transactions, including the approval of OURD shareholders, may not be satisfied or the parties may negotiate terms materially different than disclosed herein. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 26, 2021 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this report is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this report. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this report to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.